UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-10635

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

(Full title of the plan)

NIKE, Inc.

(Name of issuer of the securities held pursuant to the plan)

One Bowerman Drive

Beaverton, Oregon 97005

(Address of the plan and address of issuer’s principal executive offices)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Index

Page(s)
Report of Independent Registered Public Accounting Firm (Successor Auditor)	1-2

Report of Independent Registered Public Accounting Firm (Predecessor Auditor)	3

Financial Statements

Statements of Net Assets Available for Benefits May 31, 2023 and 2022	4

Statement of Changes in Net Assets Available for Benefits Year Ended May 31, 2023	5

Notes to Financial Statements May 31, 2023 and 2022	6-13

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) May 31, 2023	15

Signatures	16

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm (Successor Auditor)	17

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Successor Auditor)

Plan Participants and Plan Administrator of the 401(K) Savings and

Profit Sharing Plan for Employees of NIKE, Inc.

Beaverton, Oregon

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the 401(K) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) as of May 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of May 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the 401(K) Savings and Profit Sharing Plan for Employees of NIKE, Inc. financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

Crowe LLP

We have served as the Plan’s auditor since 2023.

New York, New York

November 17, 2023

Report of Independent Registered Public Accounting Firm (Predecessor Auditor)

Plan Administrator

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Beaverton, Oregon

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) as of May 31, 2022 and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We began serving as the Plan’s auditor in 2018 and became the predecessor auditor in 2023.

Seattle, Washington

November 21, 2022

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statements of Net Assets Available for Benefits

May 31, 2023 and 2022

	2023	2022
Assets
Investments, at fair value	$5,124,875,159	$5,225,634,740
Receivables
Employer contributions	9,924,396	9,341,757
Notes receivable from participants	51,885,924	45,114,735
Participant contributions	230,492	194,172
Accrued interest and dividends	145,256	2,347
Due from broker for securities sold	152,840	223,643

Total receivables	62,338,908	54,876,654

Total assets	5,187,214,067	5,280,511,394

Liabilities
Accrued expenses	158,133	158,622
Other liabilities	—	541,550

Total liabilities	158,133	700,172

Net assets available for benefits	$5,187,055,934	$5,279,811,222

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended May 31, 2023

2023
Additions
Investment loss
Net depreciation in fair value of investments	$(118,207,802)
Interest and dividends	9,881,188

Total investment loss	(108,326,614)
Less: Investment expenses	(403,258)

Net investment loss	(108,729,872)

Interest income on notes receivable from participants	2,343,054

Contributions
Employer, net of forfeitures	140,594,286
Participant	233,823,855
Rollover	32,177,636

Total contributions	406,595,777

Total additions	300,208,959

Deductions
Benefits paid to participants	(392,929,811)
Administrative expenses	(34,436)

Total deductions	(392,964,247)

Net decrease	(92,755,288)

Net assets available for benefits
Beginning of year	5,279,811,222

End of year	$5,187,055,934

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2023 and 2022

1.	Description of the Plan

The following description of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide for the retirement income requirements of and sharing in NIKE, Inc. (the “Company”) profits by eligible employees of the Company and a retirement savings program for the eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Administration of the Plan is performed by the Retirement Investment Committee and the Vice President, Global Benefits of the Company.

The Northern Trust Company (“Northern Trust” or the “Trustee”) is the trustee and Fidelity Workplace Services, LLC (“Fidelity” or the “record keeper”) is the record keeper of the Plan. Self-directed brokerage account assets are held in the custody of Fidelity Management Trust Company (the “Custodian”). The Plan’s investment decisions are overseen by the Retirement Investment Committee. Members of the Retirement Investment Committee are appointed by the Board of Directors of the Company.

Eligibility

All employees, except those employees who are (1) covered by a collective bargaining agreement, unless the collective bargaining agreement specifically provides for participation in the Plan, (2) performing services for the Company but are not paid through the Company’s United States payroll living outside the United States and not covered by the Company’s expatriate program, (3) working at the Company’s Memphis Apparel Distribution Center, whose employment is established pursuant to the Company’s Seasonal On Call Casual Employee Reserve (SOCCER) program, (4) not common-law employees, such as leased employees and individuals designated by NIKE the Company as independent contractors, or (5) residing in Puerto Rico and working at the Puerto Rico facility, (6) working for a Company affiliate that is not listed above as a participating affiliate, (7) designated by the Company as temporary employees or interns, or (8) foreign nationals working inside or outside of the United States, during any period when the individual is accruing retirement benefits under a retirement plan maintained outside the United States funded in whole or in part by the Company or a Company affiliate, are eligible to participate in the 401(k) portion of the Plan on the first day of employment, and receive related matching contributions. These eligible employees may receive profit sharing contributions on the first day of the Plan fiscal year coinciding with or immediately preceding completion of one year of employment with at least 1,000 hours of service if they are employed by the Company on the last day of the Plan year.

Contributions

Participants may contribute on a pre-tax and Roth basis up to 75 percent of their eligible annual compensation to the Plan, subject to annual individual deferral limitations under the United States Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined contribution plans as well as after-tax contributions up to 3 percent of their annual compensation to the Plan. Additionally, the Company will match participant pre-tax and Roth contributions at a rate of 100 percent of the first 5 percent of the participant’s eligible pay that is contributed to their account.

The Company match follows participants’ fund selections. One of the available investment choices is the NIKE stock fund. No more than 10 percent of a participant’s deferral and corresponding match can go into the NIKE stock fund and a participant can only transfer a portion of his or her existing account balance to purchase the NIKE stock fund if the percentage of their account balance invested in the NIKE stock fund is less than or equal to 20 percent. Transfers out of the NIKE stock fund are permitted at any time.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2023 and 2022

Investments held by the Plan on behalf of participants are participant-directed, meaning that the individual participant selects the investments for his or her individual account.

Participant Accounts

Separate individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, expenses and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

The total benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting

Participants in the 401(k) portion of the Plan are immediately vested in their elective, rollover, and Company matching contributions, plus actual earnings thereon. The Company’s contributions into the profit sharing portion of the Plan vest at 25 percent per year after completing two years of service, and vesting increases 25 percent for each additional year of service until fully vested after five years. Participants in the profit sharing portion of the Plan become fully vested in the Company’s contributions in the event of total and permanent disability, death, attainment of 65 years of age, or termination of the Plan.

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited. Profit sharing forfeitures may be used to reduce future employer contributions or be allocated back to active participants at the Company’s discretion. During the year ended May 31, 2023, $104,000 of profit sharing forfeitures were used to reduce employer contributions. At May 31, 2023 and 2022, accumulated profit sharing forfeitures totaled $2,702,026 and $3,834,756, respectively.

Notes Receivable From Participants

Participants may borrow a portion of their elective and rollover contributions by applying to the Plan’s record keeper. Participants may borrow from their accounts amounts equal to the lesser of 50 percent of their vested account balance or $50,000 reduced by the balance of any outstanding loans. The term of the loan repayments ranges up to five years for general purpose loans and up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through bi-weekly payroll deductions.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2023 and 2022

Benefit Payments

Upon termination of service due to death, disability, hardship, resignation, discharge and retirement, a participant is eligible to receive payments in the amount equal to the value of the participant’s vested interest in his or her account.

Vested benefits are distributed to participants in a lump-sum payment upon termination or are transferred to another qualified account. Participants with vested benefits greater than $1,000 can elect to receive a distribution or leave their balance in the Plan. Participants may apply to the Plan’s record keeper to withdraw their voluntary 401(k) contributions in the event the participant is over age 59-1/2, or the participant has a financial hardship as stipulated in the Plan provisions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2023 and 2022

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements.

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At May 31, 2023 and 2022, there were $3,669,496 and $956,725, respectively, payable to participants. See Note 6.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are in net investment income as a separate line item in the Statement of Changes in Net Assets Available for Benefits. The Plan pays for participant maintenance fees, communications fees, and fees for participant transactions and projects.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, including estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers investments in securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net asset value (NAV) of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Common stock held by the Plan was approximately 15 and 17 percent of investments held as of May 31, 2023 and 2022, respectively. Additionally, there are two and three funds that were individually greater than 10 percent of the total investment held at fair value, which totaled to approximately 23 and 35 percent of the total investment held at fair value as of May 31, 2023 and 2022, respectively. The two funds greater than 10 percent of the total investment held at fair value are: 1) MFO BLACKROCK LIFEPATH INDEX 2035 FUND F (12%) and 2) MFO BLACKROCK LIFEPATH INDEX 2040 FUND F (11%). Refer to the Supplemental Schedule of Assets (Held at End of Year) herein for more detail.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2023 and 2022

Subsequent Events

The Plan has evaluated events subsequent to May 31, 2023 and determined through November 17, 2023, the date these financial statements were filed, that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

3.	Fair Value Measurement

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs are the highest priority and consist of unadjusted quoted prices in active markets for identical assets and liabilities. Level 2 inputs are inputs for quoted prices for similar assets or liabilities in active markets; inputs for quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are the lowest priority and are unobservable and significant to the fair value measurement of an asset or liability.

The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2023 and 2022.

Common Stocks: Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sales price.

Collective trust funds: Collective trust funds represent investments held in pooled funds. The Plan’s interests in the collective trust funds are valued based on the NAV provided by the fund sponsor. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. In the event the Plan were to initiate a full redemption of the collective trust funds, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no significant redemption restrictions or unfunded commitments on these investments. These investments are direct filing entities.

Self-directed brokerage accounts: The Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investments in publicly traded registered investment companies. Registered investment companies (or mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2023 and 2022

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of May 31, 2023 and 2022:

As of May 31, 2023

	Level l	Level 2	Level 3	Total
Common Stock	$759,722,681	$—	$—	$759,722,681
Self-directed brokerage accounts	247,696,929	—	—	247,696,929

	1,007,419,610	—	—	1,007,419,610
Fair value measured at net asset value per share – Collective trust funds (a)				4,117,455,549

Total investments at fair value				$5,124,875,159

As of May 31, 2022

	Level l	Level 2	Level 3	Total
Common Stock	$913,993,747	$—	$—	$913,993,747
Self-directed brokerage accounts	245,205,864	—	—	245,205,864

	1,159,199,611	—	—	1,159,199,611
Fair value measured at net asset value per share – Collective trust funds (a)				4,066,435,129

Total investments at fair value				$5,225,634,740

(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2023 and 2022

4.	Party-in-Interest and Related Party Transactions

The Plan’s investments represent funds invested in or maintained by the Trustee and Custodian and therefore these transactions represent exempt party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. Certain investments of the Plan are managed by Blackrock, which provides investment management services to the Plan.

A portion of the Plan’s assets are invested in shares of Company common stock. For the year ended May 31, 2023, the Plan purchased 180,832 shares of NIKE, Inc. Class B common stock at a cost of $19,355,491, and the Plan sold 261,631 shares of NIKE, Inc. Class B common stock with proceeds of $29,518,734. At May 31, 2023 and 2022, the Plan held $759,722,681 (7,609,499 shares) and $913,991,917 (7,690,298 shares), respectively, of NIKE, Inc. Class B common stock. During the year ended May 31, 2023, the Plan had dividend income on shares of the Company’s common stock of $9.9 million.

Blackrock is an owner of NIKE common stock.

For the years ended May 31, 2023 and 2022, the Plan received a service credit of $100,000 allocated based upon assets in the plan, to offset the cost of Recordkeeper-provided services only. The amount is non-transferable and cannot be allocated to participant accounts.

5.	Plan Tax Status

The United States Internal Revenue Service has determined and informed the Plan by letter dated December 16, 2013 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at May 31, 2023 and 2022:

	2023	2022
Net assets available for benefits per the financial statements	$5,187,055,934	$5,279,811,222
Benefits payable	(3,669,496)	(956,725)

Net assets available for benefits per Form 5500	$5,183,386,438	$5,278,854,497

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2023 and 2022

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended May 31, 2023:

2023
Net decrease in net assets per the financial statements	$(92,755,288)
Benefits payable at May 31, 2023	(3,669,496)
Benefits payable at May 31, 2022	956,725

Net decrease in net assets per Form 5500	$95,468,059

Supplemental Schedule

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2023

EIN 93-0584541

Plan 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investments	(d) Cost (1)	(e) Current Value
*	Self-directed Brokerage Accounts	Registered investment companies		$247,696,929
*	NIKE, Inc., Class B Common Stock	Common stock		759,722,681
*	MFO BLACKROCK INSTL TR CO N A INVT FDS FOR E MSCI ACWI EX-US IMI INDEX FD F	Collective trust fund		94,255,996
*	MFO BLACKROCK EXTD EQTY MKT FD F	Collective trust fund		101,386,997
*	MFO BLACKROCK LIFEPATH INDEX 2025 FUND F	Collective trust fund		266,698,665
*	MFO BLACKROCK LIFEPATH INDEX 2030 FUND F	Collective trust fund		510,386,462
*	MFO BLACKROCK LIFEPATH INDEX 2035 FUND F	Collective trust fund		635,511,112
*	MFO BLACKROCK LIFEPATH INDEX 2040 FUND F	Collective trust fund		563,251,276
*	MFO BLACKROCK LIFEPATH INDEX 2045 FUND F	Collective trust fund		497,067,365
*	MFO BLACKROCK LIFEPATH INDEX 2050 FUND F	Collective trust fund		420,008,246
*	MFO BLACKROCK LIFEPATH INDEX 2055 FUND F	Collective trust fund		237,788,675
*	MFO BLACKROCK LIFEPATH INDEX 2060 FUND F	Collective trust fund		72,867,908
*	MFO BLACKROCK LIFEPATH INDEX 2065 FUN D F	Collective trust fund		30,900,905
*	MFO BLACKROCK US DEBT INDEX F	Collective trust fund		54,459,328
*	MFO LIFEPATH INDEX RETIREMENT FUND F	Collective trust fund		145,803,995
*	MFO EQUITY INDEX FUNDF	Collective trust fund		286,244,670
	Morley Stable Value Fund	Collective trust fund		198,378,765
*	NT Collective Government STIF	Collective trust fund		2,445,184

		Total investments		$5,124,875,159

*	Notes Receivable from Participants	Interest Rate: 4.25 percent - 10.5 percent		$51,885,924

*	Party-in-interest.
(1)	Cost information is not required for participant directed assets.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NIKE, Inc. Retirement Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Date: November 17, 2023	By:	/s/ Patti Johnson
Patti Johnson
Vice President, Treasurer and Chief Tax Officer, Chair of the Retirement Investment Committee